HEART TEST LABORATORIES, INC.

550 Reserve Street, Suite 360

Southlake, Texas 76092

September 26, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Heart Test Laboratories, Inc.

Registration Statement on Form S-3

Filed on September 18, 2023

File No. 333-274554

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heart Test Laboratories, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Thursday, September 28, 2023, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

HEART TEST LABORATORIES, INC.

By:	/s/ Danielle Watson
Name:	Danielle Watson
Title:	Chief Financial Officer

Cc:	Andrew Simpson, Chief Executive Officer and Chairman

Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)

Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)